ANNUAL REPORT 2003



BUILDING MOMENTUM

Eon Labs
The Pharmacy Drug Company

OPERATING INCOME

($ IN MILLIONS)



120
80
40
0
2001
2002
2003

NET INCOME

($ IN MILLIONS)



75
50
25
0
2001
2002
2003

DILUTED EARNINGS PER SHARE

(IN DOLLARS)



1.80
1.20
0.60
0
2001
2002
2003

2003:
A YEAR OF GROWTH AT EON LABS



NET SALES
($ IN MILLIONS)
360
240
120
0
2001
2002
2003
GROSS PROFIT
($ IN MILLIONS)
180
120
60
0
2001
2002
2003

FINANCIAL HIGHLIGHTS

($ in millions, except per share amounts)

	2003	2002	% Growth
NET SALES	$ 330	$ 244	35%
GROSS PROFIT	$ 179	$ 126	42%
OPERATING INCOME	$ 115	$ 76	52%
NET INCOME	$ 70	$ 43	62%
DILUTED EARNINGS PER SHARE	$1.55	$1.06	46%

Eon Labs
The Pharmacy Drug Company

MISSION STATEMENT

THE EMPLOYEES OF EON LABS ARE DEDICATED TO DEVELOP, MANUFACTURE AND BE FIRST-TO-MARKET WITH A BROAD RANGE OF AFFORDABLE MULTI-SOURCE PHARMACEUTICAL PRODUCTS TO THE U.S. HEALTHCARE COMMUNITY. EON'S PROFESSIONAL TEAM WILL PROGRESSIVELY UTILIZE MODERN TECHNOLOGY AND INNOVATIVE THINKING TO APPLY THE HIGHEST STANDARDS THROUGHOUT OUR OPERATION AND PROCESSES.

ABOUT EON LABS

EON LABS, INC., ONE OF THE NATION'S LARGEST SUPPLIERS OF GENERIC PHARMACEUTICALS, IS COMMITTED TO PROVIDING HIGH QUALITY, AFFORDABLE PHARMACEUTICALS. EON LABS PRODUCES A BROAD RANGE OF PRODUCTS IN A WIDE VARIETY OF THERAPEUTIC CATEGORIES. OUR DIVERSE PRODUCT LINE CONSISTS OF APPROXIMATELY 127 PRODUCTS REPRESENTING VARIOUS DOSAGE STRENGTHS FOR 58 DRUGS.



BERNHARD HAMPL, PH.D.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

LETTER TO STOCKHOLDERS

We are pleased to report another successful and productive year for Eon Labs. We achieved our corporate objectives, and are now strongly positioned to execute the next phase of our growth. In our second year as a publicly traded company we reported record sales of $329.5 million and profits of $70.1 million, an increase of 34.9% and 62.1% respectively over the comparable amounts in 2002. This translated into earnings per share on a fully diluted basis of $1.55, an increase of 46.2% over 2002. The year 2003 marks our sixth consecutive year of double-digit growth in both sales and profit, primarily generated through new product introductions from our internal product development program. Although 2003 presented fewer generic opportunities for the industry, we made solid progress by receiving several new approvals. These added to our already strong portfolio of generic products and broadened our position in the marketplace.

The amazing momentum, which started in 2002 with the introduction of many high volume generics, continued into 2003. In a year with no blockbuster launches or resolutions of legal cases, Eon Labs expanded its presence in the market by a significant amount. This was demonstrated by an impressive 43% growth in total prescriptions dispensed with Eon products, compared to 2002. This growth resulted primarily from the addition of several new products to our already broad product line, the continuation of our market penetration, and the full-year impact of products introduced in 2002. Market share increases and a stable pricing environment in the base business also drove growth.

The products introduced in 2003 were generally niche generics, where we experienced limited competition. Among the most significant launches were Midodrine HCl and Metolazone, the generic equivalents to

Over the years, we have increasingly benefited from both our first-to-market approach and our efforts to be a reliable supplier of a broad range of high quality generic drugs.

ProAmantine® and Zaroxolyn®. It is important to note that, in confirmation of our strategy, four out of the five final approvals received in 2003 resulted in first time generic launches.

We ended the year 2003 with a diversified portfolio of 127 products, representing various dosage strengths for 58 drugs. Many of these products are multi-source generics that are already competitively priced. Approximately two-thirds of the drugs we sell have achieved the number one or two share position in the market. Over the years, we have increasingly benefited from both our first-to-market approach and our efforts to be a reliable supplier of a broad range of high quality generic drugs. In summary, we are well positioned for the upcoming years and have built a solid relationship with the distribution channels to ensure successful future product launches.

To confirm our position as one of the leaders in Abbreviated New Drug Applications (ANDA) approvals, we have expanded and further strengthened our product development team and have significantly increased the Research and Development (R&D) budget. Without compromising earnings in 2003, we spent more than $22 million in Research and Development — a 70% increase over the prior year — and now have more than 50 people working in Product Development and Regulatory Affairs. This group has already justified our increased investment in R&D and contributed to our filing 16 additional ANDAs with the Food and Drug Administration (FDA) in 2003. We now have a total of 25 pending ANDAs in our pipeline. It is not possible at this time to determine if any of the newly filed ANDA's in 2003 will have first-to-file status which would, after the successful challenge of the related patents, provide us



Our deepened and broadened R&D approach will continue to serve as the engine for future growth, as it did in 2003.

with the opportunity for six months of market exclusivity. These patent challenges and their related lawsuits represent an ever-increasing trend in our industry which consume significant management time and Company resources and often delay the launch of a generic product for years. To illustrate, last year Eon Labs spent approximately $9 million in legal defense costs relating to these lawsuits.

While maintaining our focus on the largest portion of the generic market, which are capsules and tablets, and while taking advantage of our fully integrated approach between development and manufacturing, we have also been successful in adding other dosage forms to our development program. The most significant contribution came through cooperation with our strategic partner, Hexal AG, that enabled us to file our first transdermal patch product. Additionally, two oral dosage form projects have been successfully concluded, based on Hexal's documentation and technology. We also filed our first ophthalmic and injectable products in cooperation with third party manufacturers. Our deepened and broadened R&D approach will continue to serve as the engine for future growth, as it did in 2003. This is cause for much optimism.

I credit the operations managers and staff for essentially completing the manufacturing transition process for many of our existing products from Laurelton NY to Wilson NC, a great 2003 achievement that we all can be proud of. We also introduced the first new products filed from the Wilson, NC facility, and started shipping from our distribution center by mid-year. In the future at Wilson, we will focus on improving production processes as well as on introducing new technologies and equipment to prepare for the manufacture of new products. Our modern manufacturing facility in Wilson, NC is now



BOARD OF DIRECTORS, (FROM LEFT TO RIGHT): MARK R. PATTERSON, DR. BERNHARD HAMPL, DOUGLAS M. KARP, DR. THOMAS STRÜNGMANN AND FRANK F. BEELITZ.

the core piece of our operational capabilities, both to support the current product line and to realize the opportunities from the projects developed in R&D.

Eon Labs' Management and Board of Directors are committed to implementing both sound principles of corporate governance and to conducting business with the highest ethical standards. We have adopted a Corporate Code of Conduct and Ethics that sets forth standards that are applicable to all Company employees as well as to each member of the Board of Directors. In addition, we continue to review our system of internal controls and to implement checks and balances as prescribed by regulatory guidelines. We are also dedicated to providing complete and transparent disclosure of our financial results to the public.

In conclusion, I would like to thank our employees for their ongoing commitment to excellence. To the executive management team and Board of Directors, I offer my thanks for ongoing counsel and support. To you, the stockholder, I offer my sincere appreciation for your confidence in our Company.

Finally, with our unwavering commitment to R&D, enhanced manufacturing capabilities, a robust pipeline, strong financial position and an ever-increasing presence in the distribution channels, we look forward to another record year for Eon Labs.

Sincerely,

Bernhard Hampl, Ph.D.
President and Chief Executive Officer

OVERVIEW OF OPERATIONS


Midodrine Hydrochloride Tablets
Eon Labs
NDC 0185-5050-01
Metolazone Tablets USP
2.5 mg
Rx only
100 Tablets
Eon Labs
NDC 0185-0410-60
Bupropion Hydrochloride Extended-Release Tablets
100 mg
Rx only
60 Tablets
Eon Labs
NDC 0185-0081-60
Nefazodone Hydrochloride Tablets
150 mg
Rx only
60 Tablets
Eon Labs
NDC 0185-0212-30
Mirtazapine Tablets
30 mg
Rx only
30 Tablets
Eon Labs



PRODUCT PENETRATION

EON LABS' SUCCESS LAST YEAR WAS LARGELY ATTRIBUTABLE TO THE EXPANDED DISTRIBUTION OF PRODUCTS LAUNCHED IN 2002, SUPPLEMENTED WITH SEVERAL MORE INTRODUCTIONS IN 2003.

Examples of the 2002 launches that generated growth in both market share and unit sales include the generic for the frequently prescribed ADHD treatment, Adderall®, Lisinopril, the generic alternative to the high volume anti-hypertensive drug Zestril®, and Lisinopril/HCTZ, the generic for Merck & Co.'s Prinzide®. We also expanded our presence in the market through growth in several mature generics, such as the popular cholesterol-lowering agent Lovastatin, the generic alternative for Mevacor®, anti-arthritis treatment Nabumetone, the generic for Relafen®, and Cholestyramine and Cholestyramine Light, the generic alternatives for Questran® and Questran® Light.

The introductions of Midodrine HCl and Metolazone exemplified our efforts to add products to our pipeline where we can expect limited competition, and by bringing them first-to-market, we were able to gain significant market share and make important contributions to our profitability.


NDC 0185-0410-60
Bupropion
Hydrochloride
Extended-Release
Tablets
100 mg


Midodrine
Hydrochloride
Tablets
Metolazone
Tablets USP
Nefazodone
Hydrochloride
Tablets
Mirtazapine
Tablets

Consistent with our goal to be "first-to-market with a broad range of affordable multi-source pharmaceutical products" we launched several first-time generics during 2003. New to our growing line of generics are Mirtazapine, the generic for the anti-depressant Remeron®, and three products that were all first-time generics; Midodrine HCl, the alternative for Shire's ProAmantine®, Metolazone, the generic for Zaroxolyn®, the anti-hypertensive/edema treatment, and Nefazodone HCl, the generic alternative for Bristol Myers-Squibb's brand, Serzone®. The introductions of Midodrine HCl and Metolazone exemplified our efforts to add products to our pipeline where we can expect limited competition, and by bringing them first-to-market, we were able to gain significant market share and make important contributions to our profitability.



MANUFACTURING OPERATIONS

THE YEAR 2003 MARKED ANOTHER MILESTONE IN OUR PLAN TO ESTABLISH OUR WILSON PLANT AS THE CENTER OF OUR MANUFACTURING OPERATIONS.

The transition process for the manufacturing of key products from our Laurelton, NY facility to our Wilson, NC plant was essentially completed during 2003. While in 2002, Eon's new product launches were manufactured in Laurelton and then transferred to Wilson, some 2003 introductions were initiated from our Wilson facility. This will continue into the future, as all Abbreviated New Drug Applications (ANDAs) will now be launched from Wilson. Laurelton will remain our manufacturing site for selective lower volume products and for certain sustained-release products. Laurelton will also continue as our center for analytical testing, including the stability laboratory.

More than half of our total manufacturing volume of approximately 2.5 billion units of capsules and tablets is now manufactured in Wilson. At the end of 2003, we had 253 employees in Wilson, which represented about 50% of our total Company employees. By mid-2003, our 25,000 square foot distribution center in

Last year, we also added a new packaging line in response to increased sales volume, and we made significant progress in improving the efficiency of our mixing and tablet-filling operations, by implementing a state-of-the-art bin mixing and gravity-feeding system.



Wilson was fully operational. Last year, we also added a new packaging line in response to increased sales volume, and we made significant progress in improving the efficiency of our mixing and tablet-filling operations, by implementing a state-of-the-art bin mixing and gravity-feeding system. These changes now enable us to exploit the full potential of our plant layout, which is designed to produce high volume products, as well as to provide the maximum flexibility needed to manufacture a large number of different products.

In 2004, we will install another manufacturing line for transdermal patches and will increase our fluid-bed capacity and technology in preparation for launches of products that are either filed with the FDA or are in late stage development.

The implemented or planned technical enhancements at the Wilson plant will improve many aspects of the production process, giving us depth in dosage form capabilities, as well as the speed and efficiency necessary to provide quality products to the marketplace in time.



RESEARCH & DEVELOPMENT

PRODUCT DEVELOPMENT REMAINS THE CORE ELEMENT OF OUR GROWTH STRATEGY, WHICH IS TO CONTINUOUSLY INTRODUCE A BROAD RANGE OF FIRST-TO-MARKET GENERICS.

Greater awareness and interest in the growth in the generic industry has attracted more companies to the sector, creating a more competitive environment. To differentiate ourselves from other generic companies, our focus is on projects that have several barriers to entry, such as difficult-to-source raw materials, technological and manufacturing challenges or patents that have to be circumvented, an area where we have demonstrated success and which is becoming more important than ever. We now have the expertise and financial resources to focus more of our efforts on these high barrier to entry opportunities. We have built our R&D staff to over 50 people and increased our investment to over $22 million. In addition, we spent over $9 million in legal defense costs associated primarily with so-called Paragraph IV patent challenges.

The majority of the 16 products that we filed in 2003 represent projects that have several barriers to entry. They include the first transdermal patch filed by Eon Labs.



The majority of the 16 products that we filed in 2003 represent projects that have several barriers to entry. They include the first transdermal patch filed by Eon Labs. We also applied for FDA approval for ophthalmic and injectable products, combining our substantial legal and regulatory expertise with the capabilities of third party manufacturers. Of the 16 products filed, seven involved Paragraph IV certifications, though we have neither been, nor expect to be, sued on several of them.

In 2003, we continued to be involved in the defense of lawsuits filed related to our Bupropion HCl, ER tablets (generic Wellbutrin SR®), Cyclosporine (Modified) capsules (generic Neoral®) Gabapentin tablets (generic Neurontin®), Itraconazole capsules (generic Sporanox®), Metaxalone tablets (generic Skelaxin®), and Omeprazole capsules (generic Prilosec®). Most significantly, Bupropion HCl went to court, though no decision has been rendered.


NDC 0185-0410-60
Bupropion
Hydrochloride
Extended-Release
Tablets
100 mg
Rx only
60 Tablets
Eon Labs

Success with Bupropion HCl, ER tablets

As described earlier, the generic industry is increasingly involved in court cases related to patent challenges, as the brand pharmaceutical companies attempt to block the introduction of generic alternatives through additional patents and other extensive legal maneuvering. Pursuit of these Paragraph IV opportunities is not only costly, but also requires top legal advice and, sometimes, difficult decisions.

In the case of Bupropion HCl, ER tablets, the generic equivalent to Wellbutrin SR®, this dilemma became dramatically evident. Eon's product was formulated during 1999 and filed with the FDA as a Paragraph IV certification, which triggered the patent challenge. As we were not eligible for exclusivity, we received tentative approval from the FDA in January of 2002, and maintained the only approved generic product all through 2003. With the legal case still pending, we received final approval, or market authorization, for the 100mg

After a thorough and balanced discussion between our legal team, management and the Board, we came to the decision to launch Bupropion tablets at-risk in late November.



tablet strength. This represented a major opportunity for Eon Labs. While the timing of the legal case's resolution was unpredictable, our legal team was confident about the merits of the case. After a thorough and balanced discussion between our legal team, management and the Board, we came to the decision to launch Bupropion tablets at-risk in late November. Though originally stopped by an injunction, we finally prevailed and brought the product to market in January of 2004.

The Bupropion situation is typical, both in terms of the changing landscape in the generic industry, as well as in terms of Eon's increasing importance among the major players in the industry. Only the companies with the necessary financial resources and strong R&D, plus a knowledgeable legal team and management resolve to make decisions, will benefit from the opportunities that this industry presents.

Conclusion

With a proven R&D program, enhanced manufacturing and logistics, and strong presence in the market, our success in 2003 provides an excellent platform for further growth in the years ahead.

Financial Review

Contents

SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The data are derived from the Company's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, the Company's independent auditors. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this report.

Prior to the reorganization mergers described below, Santo Holding (Deutschland) GmbH ("Santo") owned 100% of the outstanding capital stock of Hexal Pharmaceuticals, Inc. ("HPI"). Santo is under common control with Hexal AG, the second largest generic pharmaceutical company in Germany. In September 1995, HPI acquired 50% of the Company's capital stock. In December 2000, HPI indirectly acquired the remaining 50% of the Company's capital stock through its acquisition of 100% of the outstanding capital stock of Eon Holdings, Inc. ("EHI"). On May 21, 2002, a reorganization occurred in which EHI merged into HPI, which subsequently merged into the Company. As a result, Santo owns a majority of the Company's outstanding common stock. This reorganization has been accounted for as a merger of entities under common control and the accounts of the companies have been combined in a manner similar to a pooling of interests, effective January 1, 2000. As presented in the following table, the term "predecessor company" refers to the Company and its operations for periods prior to January 1, 2000, and does not reflect the reorganization. The term "successor company" is used to describe the Company and its operations for periods after January 1, 2000 and reflects the reorganization.

	YEARS ENDED DECEMBER 31,				
	SUCCESSOR COMPANY				PREDECESSOR COMPANY
(dollars in thousands, except for per share data)	**2003**	2002	2001	2000	1999
CONSOLIDATED STATEMENT OF INCOME DATA					
Net sales	**$329,538**	$244,269	$165,443	$119,693	$77,981
Cost of sales	**150,627**	118,591	73,312	56,559	39,576
Gross profit	**178,911**	125,678	92,131	63,134	38,405
Operating expenses					
Selling, general and administrative					
Amortization of goodwill and other intangibles	**3,760**	3,760	7,120	639	-
Deferred stock appreciation rights compensation	**-**	-	9,837	6,197	1,626
Other selling, general and administrative	**37,296**	32,706	25,322	20,890	18,640
Research and development	**22,510**	13,239	12,224	14,936	10,889
Total operating expenses	**63,566**	49,705	54,503	42,662	31,155
Operating income	**115,345**	75,973	37,628	20,472	7,250
Other income and expense					
Interest income	**1,411**	854	462	1,311	950
Interest expense	**(300)**	(3,857)	(9,318)	(1,892)	(60)
Other income (expense), net	**228**	113	44	398	(2)
Total other income (expense)	**1,339**	(2,890)	(8,812)	(183)	888
Income before income taxes	**116,684**	73,083	28,816	20,289	8,138
Provision for income taxes	**46,549**	29,820	13,025	9,300	3,127
Net income	**$ 70,135**	$ 43,263	$ 15,791	$ 10,989	$ 5,011
PER SHARE DATA					
Basic	**$ 1.59**	$ 1.62	$ -	$ -	$ -
Diluted	**$ 1.55**	$ 1.06	$ 0.49	$ 0.36	$ 0.17
Weighted average common shares outstanding					
Basic	**44,239,971**	26,630,789	-	-	-
Diluted	**45,260,293**	40,648,533	32,130,729	30,120,000	30,000,000
OTHER DATA					
Cash and investments	**$159,133**	$ 87,284	$ 17,624	$ 6,378	$21,095
Total assets	**441,545**	329,871	219,402	196,903	58,401
Long-term debt including current portion	**-**	4,530	116,867	123,110	333
Total stockholders' equity	**328,780**	258,154	46,991	11,895	43,342
Net cash provided by (used in)					
Operating activities	**$ 91,181**	$ 30,472	$ 32,226	$ 14,077	$ 5,676
Investing activities	**(103,475)**	(33,319)	(4,275)	(87,704)	(1,599)
Financing activities	**(6,177)**	47,546	(16,705)	58,910	(302)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "selected financial data" and the Company's consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements based on the Company's current expectations, assumptions, estimates and projections.

Forward-Looking Statements

This report contains forward-looking statements. To the extent that any statements made in this report contain information that is not historical, these statements are essentially forward-looking. Generally, these statements can be identified because they use words like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only the Company's current expectations. Although the Company does not make forward-looking statements unless it believes it has a reasonable basis for doing so, it cannot guarantee their accuracy, and actual results may differ materially from those it anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report.

Overview

The Company is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States. The Company focuses primarily on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet and capsule forms. The Company does not depend on any single drug or therapeutic category for a majority of its sales.

Critical Accounting Policies

The Company's critical accounting policies are those policies that are important to the portrayal of its financial condition and results of operations and require management's subjective judgments. As a result, these judgments are subject to an inherent degree of uncertainty. The Company bases its judgments on its experience and various other assumptions that the Company believes to be reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to revenues, returns, inventories, income taxes and litigation. The Company's actual results could differ from these estimates under different assumptions or conditions. The Company believes the following accounting policies to be critical:

Sales are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed-upon terms with the Company's customers at the time of sale. The Company calculates a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by the Company and the contract prices billed by wholesalers to their customers. In determining a reserve for contract pricing adjustments, the Company takes into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

Shelf stock adjustments are provided following a reduction in the prices of any of the Company's products due to the competitive environment. Such adjustments are credited to the Company's customers based on their on-hand inventory quantities. Reserves are generally established when the Company reduces its prices.

Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. The Company utilizes historical trends to estimate the amount of products to be returned due to product expiration.

In determining whether liabilities should be recorded for pending litigation claims, the Company must assess the allegations made and the likelihood that it will successfully defend itself. When the Company believes it is probable that it will not prevail in a particular matter, it will then make an estimate of the amount of liability based in part on advice of outside legal counsel.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net sales. Net sales increased 34.9% to $329.5 million in 2003 from $244.3 million in 2002. The increase in net sales was attributable primarily to the increase in unit volume of several existing products, the full year impact of products introduced in 2002 and sale of products introduced after December 31, 2002. Several existing products including Lovastatin, USP, Cholestyramine, USP, and Labetalol, HCl, had significant increases in unit volumes. Products introduced in 2002 that had increased unit volumes in 2003 due to the full year impact include Lisinopril, USP, Lisinopril/HCTZ, Tizanidine HCl, and a Dextroamphetamine and Amphetamine Mixed Salts product. Nabumetone, a product also introduced in early 2002, also had a significant increase in unit volume. The increase is primarily related to an increase in market share. Products introduced subsequent to December 31, 2002 include Mirtazapine, Midodrine HCl, Nefazodone HCl, and Metolazone USP.

Gross profit. Gross profit increased by $53.2 million to $178.9 million in 2003 from $125.7 million in 2002. Gross profit as a percentage of net sales increased to 54.3% in 2003 from 51.5% in 2002. The Company's gross profit margins are dependent on several factors, including product sales mix, cost, volume and competitive activity. In 2003, the increase in margin percent is attributable primarily to an increase in utilization of manufacturing capacity, lower raw material costs and a $1.4 million decrease in expense related to write-downs of slow-moving or unusable inventory. Inventory write-downs were lower in 2003 as compared to 2002, as 2002 included a $2.4 million write-down of a raw material that will not be utilized in production.

Amortization of other intangibles. Amortization of other intangibles was $3.8 million in 2003 and 2002.

Other selling, general and administrative. Other selling, general and administrative expenses increased $4.6 million to $37.3 million in 2003 from $32.7 million in 2002. Expenses for 2003 were reduced by the recovery of $3.5 million in legal fees related to Nabumetone litigation. Excluding the recovery of legal fees, other selling, general and administrative expenses were $40.8 million for 2003, representing an increase of $8.1 million compared to 2002. However, other selling, general and administrative expenses, excluding the recovery of legal fees in 2003, decreased as a percentage of net sales to 12.4% compared to 13.4% in 2002. The increase in expense was the result of increases of $1.0 million in compensation costs, $2.5 million in insurance expense due to higher premiums, $1.4 million in freight and sales commissions, $2.2 million in legal costs principally due to patent challenges and $1.0 million in other expenses.

Research and development. Research and development expenses increased $9.3 million to $22.5 million in 2003 from $13.2 million in 2002. The increase was attributable to an increase in generic product development costs of $9.8 million, offset by a decrease of $0.5 million related to certain basic research contracts unrelated to the Company's business that were transferred in March 2002 to an unrelated entity. The increase in generic drug development costs was principally attributed to increases in the number of bio-studies, materials and expenses relating to the completion of defined milestones under third-party product development agreements. These increases reflect an acceleration of the Company's product development program.

Operating income. Operating income increased $39.4 million to $115.3 million in 2003 from $76.0 million in 2002. The increase in operating income was the result of increased sales and gross profit, offset by increases in other selling, general and administrative and research and development expenses.

Interest income (expense). Net interest income was $1.1 million in 2003 compared to net interest expense of $3.0 million in 2002. A decrease in outstanding debt, primarily attributable to the elimination of $92.1 million of intercompany debt in June 2002, decreased interest expense by $3.6 million. Interest income increased by $0.6 million as a result of higher investment balances.

Taxes on income. Taxes on income increased $16.7 million to $46.5 million in 2003 from $29.8 million in 2002. The increase was the result of higher pre-tax income during 2003. The effective tax rate decreased to 39.9% from 40.8%, principally due to lower state and local income taxes.

Net income. Net income increased $26.9 million to $70.1 million in 2003 from $43.3 million in 2002 for the reasons described above.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net sales. Net sales increased 47.6% to $244.3 million in 2002 from $165.4 million in 2001. The increase in net sales is primarily attributable to sales of products that were introduced after December 31, 2001. These products include Metformin HCl, Nabumetone, Lisinopril, USP, Lisinopril/HCTZ, Tizanidine HCl, Nizatidine, USP, and a Dextroamphetamine and Amphetamine Mixed Salts product. Other factors impacting sales for the year ended December 31, 2002 include an increase in unit volumes of existing products and changes in product mix and unit prices. The change in product mix and unit prices had an unfavorable impact on the Company's net sales, principally due to a decline in both unit volume and selling prices of Fluvoxamine Maleate and a decline in unit volume of Phentermine HCl, USP. Additional competitive activity caused the decrease in Fluvoxamine Maleate unit volume and price. Phentermine HCl, USP sales in the year ended December 31, 2001 reflected an increase in unit volume from the refilling of distribution channels following a shortage of the product in the market due to the limited availability of the active pharmaceutical ingredient. Also reflected in net sales is royalty income of $3.4 million and $2.8 million for 2002 and 2001, respectively, from an exclusive product distribution and supply agreement.

Gross profit. Gross profit increased by $33.5 million to $125.7 million in 2002 from $92.1 million in 2001. The increase in gross profit is primarily attributed to the introduction of new products, including high volume products. Gross profit as a percentage of net sales decreased to 51.5% in 2002 from 55.7% in 2001. The decrease was primarily due to a decrease in sales and margins for Phentermine HCl, USP and Fluvoxamine Maleate in 2002, as a result of additional competitive activity. In addition, royalty income from an exclusive product distribution and supply agreement increased gross margin by 0.7% and 0.8% in 2002 and 2001, respectively. Gross profit also reflects royalty expense to Hexal AG of $3.1 million and $3.9 million in 2002 and 2001, respectively, in connection with the Company's sale of Cyclosporine, USP (Modified). The Company's gross profit margins are dependent on several factors, including product sales mix, cost, volume and competitive activity.

Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles decreased $3.4 million to $3.8 million in 2002 from $7.1 million in 2001. The decrease was the result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which the Company adopted on January 1, 2002. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer amortized, but are evaluated annually for impairment. Therefore, the Company is no longer required to amortize its goodwill and workforce intangible assets.

Deferred stock appreciation rights compensation. Deferred stock appreciation rights compensation was $9.8 million in 2001. There were no charges for stock appreciation rights in 2002 because the Company's Stock Appreciation Rights Plan was converted to a Stock Option Plan as of September 30, 2001.

Other selling, general and administrative. Other selling, general and administrative expenses increased $7.4 million to $32.7 million in 2002 from $25.3 million in 2001. As a percentage of sales, other selling, general and administrative expenses decreased 1.9% to 13.4% in 2002 from 15.3% in 2001. The increase was principally due to increases of $2.6 million in compensation costs (which included $0.8 million of deferred compensation), $3.5 million in insurance, $1.3 million in freight expenses and $1.2 million in other expenses, offset by a decrease of $1.2 million in legal expenses. The decrease in legal expenses is the net impact of a decrease in Phentermine litigation expenses of $2.8 million, offset by an increase of $1.6 million in other legal expenses, principally related to patent challenges.

Research and development. Research and development expenses increased $1.0 million to $13.2 million in 2002 from $12.2 million in 2001. The increase was attributable to an increase of $2.4 million related to generic drug development, offset by a decrease of $1.4 million related to certain basic research contracts unrelated to the Company's business that were transferred in March 2002 to an unrelated entity. The increase in generic drug development costs was principally due to increases in costs related to personnel, bio-studies, materials and supplies.

Operating income. Operating income increased $38.3 million to $76.0 million in 2002 from $37.6 million in 2001. The increase in operating income was the result of increased sales and gross profit, the elimination of deferred stock appreciation rights compensation expense and lower amortization expense for goodwill and other intangibles, offset by an increase in other selling, general and administrative and research and development costs.

Interest income (expense). Net interest expense decreased $5.9 million to $3.0 million in 2002 from $8.9 million in 2001. The decrease in interest expense was primarily the result of a decrease in outstanding debt during 2002. A portion of the proceeds from the Company's initial public offering was used to repay debt.

Taxes on income. Taxes on income increased $16.8 million to $29.8 million in 2002 from $13.0 million in 2001. The increase was the result of higher pre-tax income during 2002. The effective tax rate decreased to 40.8% from 45.2%, principally due to the elimination of non-deductible goodwill amortization in 2002.

Net income. Net income increased $27.5 million to $43.3 million in 2002 from $15.8 million in 2001 for the reasons described above.

Liquidity and Capital Resources

Cash and cash equivalents were $43.9 million at December 31, 2003, as compared to $62.3 million at December 31, 2002. Additionally, the Company had investments in marketable debt securities of $115.3 million at December 31, 2003, as compared to $25.0 million at December 31, 2002.

The Company's initial public offering completed in June 2002 generated proceeds of $139.2 million, net of offering expenses. The Company has used the proceeds from the offering as follows: (i) $66.9 million has been used to repay debt due to Hexal AG; (ii) $10.0 million has been used to repay debt incurred in connection with the acquisition of EHI; and (iii) $2.0 million has been used for general working capital purposes. At December 31, 2003, the remaining balance of $60.3 million of the proceeds was available for general corporate purposes.

The Company has a three-year $25 million credit facility which expires on February 8, 2005. Under this facility, the Company can borrow at LIBOR plus 1.5%, the bank's prime rate or a fixed rate. The credit facility, which is for working capital purposes, had no outstanding borrowings against it at December 31, 2003 and 2002, respectively.

Stockholders' equity increased to $328.8 million at December 31, 2003 from $258.2 million at December 31, 2002. The increase in stockholders' equity was comprised of: an increase of $2.3 million (including tax benefits) from the exercise of stock options; net earnings of $70.1 million for the year ended December 31, 2003; and amortization of deferred stock-based compensation costs of $0.4 million, offset by the net purchases of $2.2 million of treasury shares.

In 2003, cash decreased by $18.5 million. Operations generated $91.2 million of cash, comprised of net earnings of $70.1 million, non-cash items totaling $20.3 million and a decrease in working capital of $0.7 million. The decrease in working capital resulted primarily from a decrease in prepaid expenses and other assets totaling $3.1 million and increases in accounts payable and accrued liabilities of $43.1 million. The decrease in prepaid expenses and other assets is primarily the result of a lower royalty receivable owed to the Company under a licensing arrangement. The increase in accounts payable and accrued liabilities is primarily due to an increase in customer returns, credits and allowances. Increases in accounts receivable and inventory of $31.0 million and $14.5 million, respectively, substantially offset the decreases in working capital. The increases in accounts receivable and inventory are attributed to increased sales.

In 2002, the Company generated net cash of $44.7 million. Operations generated $30.5 million of cash, comprised of net earnings of $43.3 million, non-cash items totaling $58.9 million and an increase in working capital of $71.7 million. The increase in working capital resulted primarily from an increase in accounts receivable in 2002 of $65.2 million due to higher sales. Cash was also used to fund increases in inventory, prepaid expenses and other assets totaling $18.0 million. Inventory increased to support higher sales. The increase in prepaid expenses is the result of higher insurance premiums. Increases in accounts payable and accrued liabilities of $11.5 million partially offset the working capital increases.

Investing activities consumed $103.5 million of cash in 2003. Approximately $90.4 million was used to purchase short-term investment grade debt instruments and $13.1 million was used for capital expenditures. The capital expenditures included primarily the purchase of equipment to support increased production in the Company's Wilson facility.

Investing activities consumed $33.3 million of cash in 2002. Approximately $24.9 million was used to purchase short-term investment grade debt instruments with the balance of $8.4 million used for capital expenditures. The capital expenditures included primarily the purchase of equipment to support increased production and building improvements in the Company's Wilson facility.

Financing activities consumed $6.2 million of cash in 2003. Repayment of acquisition debt and the purchase of treasury shares consumed $4.8 million and $2.6 million, respectively. Financing activities generated $1.2 million, of which $0.6 million represents cash proceeds received from employees who exercised stock options, with the remaining proceeds related to other financing activities.

Financing activities provided cash of $47.5 million in 2002. In 2002, financing activities were impacted primarily by $139.2 million in net proceeds from the Company's initial public offering, $66.9 million in repayments on loans from Hexal AG and $25.2 million used to pay installments on the EHI acquisition note. The exercise of stock options generated $0.4 million of cash.

The Company is involved in various product liability and patent litigation not covered by insurance. Adverse rulings in litigation related to product liability could result in the Company paying damages and expenses that could have a material adverse effect on the Company's financial performance.

An adverse outcome in patent litigation with Novartis and Apotex involving Cyclosporine capsules could result in the Company not being able to market this product, which could materially harm its profits and cash flows and could result in the Company paying damages, costs, expenses and fees that could have a material adverse impact on its financial performance. In December 2002, the United States District Court for the District of Delaware granted the Company's motion for summary judgment of non-infringement of the patent. Novartis has appealed the judgment.

An adverse outcome in patent litigation with Glaxo involving Bupropion Hydrochloride 100mg ER tablets could result in the Company not being able to market this product, which could materially harm its profits and cash flows and could result in the Company paying damages, costs, expenses and fees that could have a material adverse impact on its financial performance. The U.S. Court of Appeals for the Federal Circuit ruled against Glaxo in a related case with nearly identical facts, and that ruling should also be dispositive of Glaxo's claim against the Company. Glaxo has moved for rehearing of that decision and has indicated that if its application for rehearing is denied it will seek review of the decision by the Supreme Court.

The Company does not currently have or anticipate any short-term funding requirements outside of the ordinary course of its business, and the Company does not have or anticipate any liquidity concerns. The Company's principal future cash requirements are associated with increased working capital to support future growth, capital expenditures and legal defense costs. The Company anticipates that its operating cash flows and current cash balances together with its available borrowings under its credit facility will be sufficient to meet all of its cash requirements for both the short-term and foreseeable future.

Impact of Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments that were accounted for as equity under previous guidance, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 did not have any impact on the Company's consolidated financial statements for the year ended and at December 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. The Company's initial adoption of this statement on January 1, 2003 did not have an impact on its results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation provides guidance with respect to the consolidation of certain entities, referred to as variable interest entities ("VIE"), in which an investor is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns. This interpretation also provides guidance with respect to the disclosure of VIEs in which an investor maintains an interest, but is not required to consolidate. The provisions of the interpretation are effective immediately for all VIEs created after January 31, 2003, or in which the Company obtains an interest after that date. For VIEs created before February 1, 2003, the provisions are effective July 1, 2003. In November 2003, the Company invested $1.2 million for 50% ownership in an entity formed to provide research and product development services primarily for the Company. It has been determined that such investee is deemed a VIE that has been consolidated with the Company's financial statements. The net assets and result of operations of this entity were not material in 2003.

Quantitative and Qualitative Disclosures About Market Risk.

The following discusses the Company's exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. The Company does not believe that its exposure to market risk is material.

As of December 31, 2003, the Company had cash and cash equivalents of $43.9 million. Cash equivalents are interest-bearing investment grade securities, primarily short-term, highly liquid investments with maturities at the date of purchase of less than 90 days. In addition, the Company currently owns $115.3 million in publicly traded debt securities with an average maturity of approximately 165 days, which are subject to market fluctuations.

These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase in the market interest rates by 10 percent from the rates in effect on the date of this report would cause the fair value of these short-term investments to decline by an insignificant amount. The Company has the ability to hold these investments until maturity, and therefore it does not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce the Company's interest income.

The Company currently does not have any significant foreign currency exchange rate risk.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Eon Labs, Inc.
(formerly Eon Labs Manufacturing, Inc.):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002.

PricewaterhouseCoopers LLP

New York, New York
February 13, 2004

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 43,852	$ 62,323
Investments	115,281	24,961
Accounts receivable, net	35,678	23,822
Inventories	56,441	41,946
Deferred tax assets	56,439	43,648
Prepaid expenses and other current assets	8,096	10,682
Total current assets	315,787	207,382
Property, plant and equipment, net	50,409	42,788
Goodwill and other intangible assets, net	72,941	76,701
Other assets	2,408	3,000
Total assets	$441,545	$329,871
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 13,612	$ 10,974
Accrued liabilities	89,226	48,785
Note payable	-	4,530
Total current liabilities	102,838	64,289
Long-term liabilities		
Deferred tax liabilities	9,136	6,998
Deferred revenue	200	430
Other	591	-
Total liabilities	112,765	71,717
Commitments and contingencies (Notes 10 and 13)		
Stockholders' equity		
Common stock, par value $.01 per share; 70,000,000 shares authorized; 44,361,912 and 44,077,282 shares issued; 44,299, 812 and 44,077,282 shares outstanding at December 31, 2003 and 2002, respectively	444	441
Preferred stock, par value $.01 per share; 5,000,000 shares authorized; none issued	-	-
Additional paid-in capital	194,951	192,662
Retained earnings	135,774	65,639
Accumulated other comprehensive income	5	44
	331,174	258,786
Less: Unearned deferred stock-based compensation	(184)	(632)
Treasury stock at cost; 62,100 shares at December 31, 2003	(2,210)	-
Total stockholders' equity	328,780	258,154
Total liabilities and stockholders' equity	$441,545	$329,871

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share amounts)	For the Years Ended December 31,		
	2003	2002	2001
Net sales	$329,538	$244,269	$165,443
Cost of sales	150,627	118,591	73,312
Gross profit	178,911	125,678	92,131
Operating expenses			
Selling, general and administrative			
Amortization of goodwill and other intangibles	3,760	3,760	7,120
Deferred stock appreciation rights compensation	-	-	9,837
Other selling, general and administrative	37,296	32,706	25,322
Research and development	22,510	13,239	12,224
Total operating expenses	63,566	49,705	54,503
Operating income	115,345	75,973	37,628
Other income and expense			
Interest income	1,411	854	462
Interest expense	(300)	(3,857)	(9,318)
Other income, net	228	113	44
Total other income (expense)	1,339	(2,890)	(8,812)
Income before income taxes	116,684	73,083	28,816
Provision for income taxes	46,549	29,820	13,025
Net income	$ 70,135	$ 43,263	$ 15,791
Net income per common share			
Basic	$ 1.59	$ 1.62	$ -
Diluted	$ 1.55	$ 1.06	$ .49
Weighted average common shares outstanding			
Basic	44,239,971	26,630,789	-
Diluted	45,260,293	40,648,533	32,130,729

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands)	Number of Shares Series A Convertible Preferred Stock	Series A Convertible Preferred Stock	Number of Shares Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2001	30,000,000	$300	-	$ -	$ 5,010	$ 6,585	$ -	$ -	$ -	$ 11,895
Conversion from stock appreciation rights plan to stock option plan					21,091		(2,134)			18,957
Amortization of unearned deferred stock-based compensation							348			348
Net income						15,791				15,791
Balance, December 31, 2001	30,000,000	300	-	-	26,101	22,376	(1,786)	-	-	46,991
Stock conversion	(30,000,000)	(300)	30,000,000	300						
Amortization of unearned deferred stock-based compensation							1,154			1,154
Shares issued under initial public offering			10,200,813	102	139,135					139,237
Conversion of debt to equity			1,678,561	17	25,161					25,178
Warrants exercised			1,680,528	17	(17)					-
Shares issued under stock option plan, including tax benefit from exercise of non-qualified options of $1,904			517,380	5	2,282					2,287
Net income						43,263				43,263
Unrealized gains on available-for-sale securities								44	-	44
Comprehensive income										43,307
Balance, December 31, 2002	-	-	44,077,282	441	192,662	65,639	(632)	44	-	258,154
Amortization of unearned deferred stock-based compensation							448			448
Shares issued under stock option plan, including tax benefit from exercise of non-qualified options of $2,110			284,630	3	2,675					2,678
Common stock acquired for treasury			(72,500)						(2,596)	(2,596)
Treasury shares reissued in connection with stock options exercised			10,400		(386)				386	-
Net income						70,135				70,135
Unrealized losses on available-for-sale securities								(39)	-	(39)
Comprehensive income										70,096
Balance, December 31, 2003	**-**	**$ -**	**44,299,812**	**$444**	**$194,951**	**$135,774**	**$ (184)**	**$ 5**	**$(2,210)**	**$328,780**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net income	$ 70,135	$ 43,263	$ 15,791
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for accounts receivable allowances	19,146	68,628	(9,446)
Depreciation and amortization	9,228	7,899	10,495
Deferred income taxes	(10,653)	(24,064)	(9,140)
Deferred compensation	448	1,154	10,185
Amortization of deferred revenue	(230)	(230)	(215)
Amortization of discount on note payable	269	1,149	2,646
Interest paid in-kind	-	2,463	6,553
Tax benefit from exercises of stock options	2,110	1,904	-
Changes in assets and liabilities			
Accounts receivable	(31,002)	(65,160)	11,773
Inventories	(14,495)	(10,754)	(12,620)
Prepaid expenses and other current assets	2,527	(5,116)	(1,963)
Other assets	592	(2,126)	(423)
Accounts payable	2,638	544	3,204
Accrued liabilities	40,468	10,918	5,061
Deferred revenue	-	-	325
Net cash provided by operating activities	91,181	30,472	32,226
Cash flows from investing activities			
Capital expenditures	(13,089)	(8,431)	(4,275)
Purchases of investments	(90,386)	(24,888)	-
Net cash used in investing activities	(103,475)	(33,319)	(4,275)
Cash flows from financing activities			
Payments on note	(4,799)	(25,201)	(10,000)
Other	591	-	-
Decrease in loans payable to Hexal AG	-	(66,942)	(7,500)
Decrease in restricted cash	59	69	795
Proceeds from initial public offering of common stock	-	139,237	-
Purchase of treasury shares, at cost	(2,596)	-	-
Proceeds from exercises of stock options	568	383	-
Net cash (used in) provided by financing activities	(6,177)	47,546	(16,705)
Net (decrease) increase in cash and cash equivalents	(18,471)	44,699	11,246
Cash and cash equivalents at beginning of year	62,323	17,624	6,378
Cash and cash equivalents at end of year	$ 43,852	$ 62,323	$ 17,624
Supplemental cash flow information			
Cash paid during the year for			
Interest	$ 300	$ 11,173	$ 899
Income taxes	52,577	56,379	23,642

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except per share amounts)

1. Nature of Operations

Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries (the "Company") is a generic pharmaceutical company engaged in the development, licensing, manufacturing, selling and distribution of a broad range of prescription pharmaceutical products primarily in the United States. The Company's products are sold primarily to drug wholesalers, national drug chains and mail order accounts, as well as large HMOs. The Company operates in one business reporting segment.

2. Basis of Presentation

The consolidated financial statements of the Company include the accounts of Eon Labs, Inc., its wholly-owned subsidiaries, and an investment in a variable interest entitiy. All significant intercompany balances and transactions have been eliminated in consolidation.

Change of Company Ownership

Prior to the reorganization described below, Hexal Pharmaceuticals, Inc. ("HPI"), a wholly-owned United States subsidiary of Santo Holding (Deutschland) GmbH ("Santo" or the "Parent"), which is under common control with Hexal AG, owned 50% of the outstanding capital stock of the Company. The remaining 50% was owned by Eon Holdings, Inc. ("EHI"), whose principal asset was its 50% ownership of the Company.

On December 5, 2000, HPI acquired all of the outstanding stock of EHI, giving HPI effective ownership of 100% of the Company. Prior to the acquisition, HPI and EHI were unrelated entities. The purchase price HPI paid for EHI was approximately $109 million consisting of $60 million in cash, which was funded through a loan from Hexal AG, $44 million in a non-interest-bearing note (net of $6.1 million discount) and warrants with an approximate value of $4.9 million at the time of issuance. The acquisition resulted in a step-up of the assets of the Company. Except for goodwill, the step-up represents 50% of the difference between historical cost and the fair value of the assets. Goodwill represents the excess of the purchase price over the fair value of 50% of the adjusted net assets acquired. The allocation of the purchase price to step-up of assets was as follows:

Inventory	$ 2,365
Property, plant and equipment	2,615
Acquired in-process research and development	2,450
Value of existing products	37,600
Intangibles — workforce	1,450
Goodwill	47,514

The Company expensed the in-process research and development of $2,450 and recorded deferred income taxes of $13,577 for the difference between the financial statement basis and tax basis of certain assets. The Company has recorded an increase in its deferred tax assets of $6 million representing the tax benefit of net operating losses and other temporary differences which are available for use by the Company on a consolidated basis.

Effective May 21, 2002, in conjunction with an initial public offering of the Company's common stock, the Company was combined with HPI and EHI into a single entity through a series of reorganization mergers. EHI was merged with and into HPI and HPI was subsequently merged with and into the Company. This reorganization was accounted for as a merger of entities under common control and the accounts of the companies were combined in a manner similar to a pooling of interests effective January 1, 2000.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Investments

The Company invests in publicly traded debt securities which are categorized as securities available-for-sale and are carried at fair value, with unrealized gains and losses excluded from income and recorded to stockholders' equity. The market value of such securities exceeded book value by $7 and $73 at December 31, 2003 and 2002, respectively. Accordingly, net income was decreased by $39 resulting in comprehensive income of $70,096 for the year ended December 31, 2003. For the year ended December 31, 2002, net income was increased by $44 resulting in comprehensive income of $43,307.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment are as follows: building and improvements—25 years and machinery and equipment—5 to 7 years. Expenditures for repairs and maintenance are expensed as incurred; expenditures for major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss on disposition is reflected in current operations. Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined using current market prices or anticipated cash flows discounted at a rate commensurate with the risks involved. Management does not believe that there are any impairments in property, plant and equipment at December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the realizability of accounts receivable including contractual allowances, rebates and chargebacks and other estimates for long-lived assets, inventories, returns, Medicaid rebates and deferred tax assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits, investments (publicly traded debt securities) and accounts receivable.

The Company performs periodic credit evaluations of its customers' financial condition and, generally, requires no collateral. The Company believes it partially mitigates its risk with respect to accounts receivable by purchasing credit insurance in varying amounts on its larger customers. For the year ended December 31, 2003, sales to customers individually accounting for more than 10% of total net sales were approximately 28.3% and 14.7%. For the year ended December 31, 2002, sales to customers individually accounting for more than 10% of total net sales were approximately 32.2% and 14.8%. For the year ended December 31, 2001, sales to customers individually accounting for more than 10% of total net sales were approximately 12.3%, 12.2% and 11.5%. The Company's customers with balances of more than 10% of net accounts receivable represented approximately 56% of total accounts receivable at December 31, 2003.

Reliance on Suppliers

Some materials used in the Company's manufactured products are currently available only from one or a limited number of suppliers. Even when more than one supplier for a product exists, the Company at times has listed only one supplier in the Company's Abbreviated New Drug Application ("ANDA") for some products. This includes products that have historically accounted for a significant portion of the Company's revenues. In the event an existing supplier named in the Company's ANDA application for a product should lose its regulatory status as an acceptable source, the Company would attempt to locate a qualified alternative; however, the Company may be unable to obtain the required components or products on a timely basis or at commercially reasonable prices. Additionally, any change in a supplier not previously approved in the Company's abbreviated new drug application must then be submitted through a formal approval process with the Food and Drug Administration.

Revenue Recognition

Sales are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed upon terms with the Company's customers at the time of sale. The Company calculates a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by the Company and the contract prices billed by wholesalers to their customers. In determining a reserve for contract pricing adjustments, the Company takes into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

Included in net sales in 2003, 2002 and 2001 is royalty income of $0.3 million, $3.4 million and $2.8 million, respectively.

Accounts receivable is presented net of allowances for discounts, rebates, contract pricing adjustments and doubtful accounts, which were $94.7 million and $75.5 million at December 31, 2003 and 2002, respectively.

Shelf stock adjustments are provided following a reduction in the prices of any of the Company's products due to the competitive environment. Such adjustments are credited to the Company's customers based on their on-hand inventory quantities. Reserves are generally established when the Company reduces its prices.

Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. The Company utilizes historical trends to estimate the amount of products to be returned due to product expiration.

Research and Development

Research and development activities are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were approximately $0.6 million, $0.5 million and $0.4 million, respectively.

Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Long-Lived Assets

The Company accounts for the carrying values of long-lived assets and certain identifiable intangible assets by evaluating the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Management does not believe there are any impairments in long-lived assets at December 31, 2003.

Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting required by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based compensation arrangements under APB Opinion No. 25. Compensation cost is measured based on the change in the value of the stock appreciation rights award and is recognized over the service period, which is usually the vesting period. Changes in the amount of the related liability due to fair value changes in the stock price after the service period are compensation cost of the period in which the change occurs. The Company has also adopted the disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compenstaion -Transition and Disclosure." This pronouncement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The additional required disclosure is found in Note 11.

Stock Repurchase Program

In April 2003, the Company's Board of Directors approved the repurchase of up to 300,000 shares of the Company's common stock over the next twelve months. In July 2003, the Company adopted a plan to repurchase up to 125,000 shares through December 31, 2003. In February 2004, the Company adopted a plan to repurchase up to 93,750 shares through March 31, 2004. Depending on market conditions, the Company also expects to conduct purchases in the open market and in privately negotiated transactions from time to time during its normal trading window and may enter into future plans to repurchase shares. The repurchased shares have been accounted for as treasury shares and will be used to offset potential dilution from the exercise of outstanding stock options.

Net Income Per Common Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options, warrants, and the conversion of preferred stock. Details of the calculations are as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income per share — basic:			
Net income	**$70,135**	$43,263	$15,791
Weighted average shares — basic	**44,239,971**	26,630,789	-
Net income per share — basic	**$ 1.59**	$ 1.62	$ -
Net income per share — diluted:			
Net income	**$70,135**	$43,263	$15,791
Weighted average shares outstanding — basic	**44,239,971**	26,630,789	-
Effect of preferred stock prior to conversion	-	11,671,233	30,000,000
Effect of warrants prior to conversion	-	653,794	1,680,528
Dilutive effect of stock options	**1,020,322**	1,692,717	450,201
Weighted average shares — diluted	**45,260,293**	40,648,533	32,130,729
Net income per share — diluted	**$ 1.55**	$ 1.06	$ 0.49

Shipping and Handling Costs

The Company classifies shipping and handling costs as part of selling, general and administrative expenses. Shipping and handling costs were $4.7 million, $3.2 million and $1.8 million in 2003, 2002 and 2001, respectively.

Goodwill and Intangibles

In 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets, which have finite lives, must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. The Company has completed its impairment assessment and determined that there is no impairment of goodwill or identifiable intangibles upon initial adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The value of the Company's existing products is an intangible asset with a finite life that is being amortized over 10 years. The Company's goodwill and workforce intangibles were amortized over 15 and 5 year lives, respectively, through December 31, 2001. Had this pronouncement been retroactively applied, net income and diluted earnings per share would have increased by approximately $3.2 million and $0.10 per share, respectively, in 2001. In 2002, the Company transferred the net book value of its workforce intangible of $1.1 million to goodwill, resulting in goodwill of $47.0 million. The recorded amount of the existing products intangible of $37.6 million, before accumulated amortization of $11.6 million as of December 31, 2003, will be amortized through 2010 with annual charges of $3.8 million.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 did not have any impact on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. The Company's initial adoption of this statement on January 1, 2003 did not have an impact on its results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation provides guidance with respect to the consolidation of certain entities, referred to as variable interest entities ("VIE"), in which an investor is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns. This interpretation also provides guidance with respect to the disclosure of VIEs in which an investor maintains an interest, but is not required to consolidate. The provisions of the interpretation are effective immediately for all VIEs created after January 31, 2003, or in which the Company obtains an interest after that date. For VIEs created before February 1, 2003, the provisions are effective July 1, 2003. In November 2003, the Company invested $1.2 million for 50% ownership in an entity formed to provide research and development services for the Company as well as third parties. It has been determined that such investee is deemed a VIE, which has been consolidated in the Company's financial statements. The net assets and result of operations of this entity were not significant to the Company in 2003.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

4. Inventories

Inventories consist of the following:

	December 31,	
	2003	2002
Raw material	**$24,745**	$19,937
Work-in-process	**7,529**	9,655
Finished goods	**24,167**	12,354
	$56,441	$41,946

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,	
	2003	2002
Land	**$ 2,711**	$ 2,711
Buildings and improvements	**28,747**	27,812
Machinery and equipment	**41,622**	29,524
	73,080	60,047
Less accumulated depreciation	**22,671**	17,259
	$50,409	$42,788

Depreciation expense was $5.5 million, $4.1 million and $3.4 million in 2003, 2002, and 2001, respectively.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following components:

	December 31,	
	2003	2002
Value of existing products	$ 37,600	$37,600
Less accumulated amortization	(11,593)	(7,833)
Value of existing products, net	26,007	29,767
Goodwill	46,934	46,934
	$ 72,941	$76,701

Amortization expense was $3.8 million, $3.8 million and $7.1 million in 2003, 2002 and 2001, respectively.

7. Income Taxes

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 48,607	$ 46,224	$19,266
State and local	8,595	7,660	3,302
Deferred:			
Federal	(10,201)	(20,614)	(8,146)
State and local	(452)	(3,450)	(1,397)
	$ 46,549	$ 29,820	$13,025

Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

	Years Ended December 31,		
	2003	2002	2001
Federal income tax statutory rates	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	4.8%	5.0%	6.0%
Non-deductible goodwill amortization	-	-	4.2%
Other	0.1%	0.8%	-
	39.9%	40.8%	45.2%

The components of the net deferred tax assets are as follows:

	December 31,	
	2003	2002
Current deferred tax assets:		
Inventory capitalization and provisions	$ 2,169	$ 1,363
Provision for sales allowances and returns	53,013	40,475
Start-up costs	591	606
Prepaid insurance	(1,481)	(1,106)
Reserve for Medicaid rebates	1,563	1,622
Other assets	877	252
Other liabilities, not currently deductible	298	1,042
	57,030	44,254
Less valuation allowance	(591)	(606)
Deferred tax assets	56,439	43,648
Non-current deferred tax liabilities:		
Property, plant and equipment	(3,566)	(639)
Deferred compensation	4,782	5,946
Step-up of fixed assets	(751)	(864)
Step-up of intangibles	(10,586)	$(12,361)
Original issue discount on notes payable	-	(80)
State tax credits	961	804
Other noncurrent assets	24	196
Deferred tax liabilities	(9,136)	(6,998)
Net deferred tax assets	$ 47,303	$ 36,650

The Company has not recorded a potential deferred tax asset of $10 million representing the benefit of net operating losses of EHI, which may be available for use by the Company on a consolidated basis. This benefit is pending approval by taxing authorities. Upon approval, such amounts will be recorded as a deferred tax asset with an offsetting reduction to goodwill.

8. Notes Payable

In December 2000, in connection with the acquisition of EHI by HPI (see Note 2), the Company recorded a $50 million non-interest bearing note payable issued by HPI to the sellers at its estimated present value of $44 million.

The $50 million note (the "Note") provided for installment payments as follows: $10 million on December 8, 2000, $10 million on December 5, 2001, $10 million on September 30, 2002, $10 million on September 30, 2003 and $10 million on December 31, 2003. A payment of $10 million was made to the sellers pursuant to the terms of the Note on December 8, 2000 and December 5, 2001. The Note provided for prepayments to be applied against the last installment or installments in the event the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined, exceed $20 million in calendar years 2002 and 2001. If EBITDA exceeds $20 million in either calendar year, then a prepayment was required on the Note equal to 50% of the amount in excess of $20 million for such calendar year. In no event were the aggregate prepayments required by such calculations to exceed $20 million. In March 2002, the Company made a payment with respect to the Note of $15.2 million. At December 31, 2002, the remaining balance of $4.8 million, net of $0.3 million of unamortized debt discounts is shown in the balance sheet caption "Note payable." The Company paid the remaining $4.8 million note balance in March 2003.

In connection with the December 2000 acquisition of EHI, the Company borrowed $60 million from Hexal AG, at a fixed rate of 8.75%. In addition, Hexal AG also provided advances to the Company and had allowed interest to accrue. Further, the Company had outstanding borrowings of $16,874 under a $20 million loan agreement with Hexal AG. Interest on advances was calculated at LIBOR (as defined) plus 1.25%. In May 2002, following the closing of the Company's initial public offering, debt of $25,178 due to Hexal AG was converted into 1,678,561 shares of common stock and debt of $66,942 due to Hexal AG was paid with the proceeds of the offering. The payment and stock conversion totaling $92,120 fully paid the balance due at March 31, 2002 which was comprised of the two notes payable of $60,000 and $16,874, plus an additional intercompany payable of $15,246.

In December 2000, Hexal AG, HPI and EHI entered into a loan agreement with several lenders, including Bayerische Hypo-Und Vereinsbank AG as agent for the lenders, under which Hexal AG was permitted to borrow up to an aggregate of $40 million. In connection with that loan agreement, HPI and EHI each entered into a guarantee agreement and a pledge and security agreement pursuant to which each of HPI and EHI, each of which was a wholly owned subsidiary of Hexal AG at that time, guaranteed payment when due under the loan agreement. Pursuant to the pledge and security agreement entered into by HPI, HPI pledged all of the capital stock of Eon Labs, Inc. and EHI owned by it as collateral for such guarantee. Pursuant to the pledge and security agreement entered into by EHI, EHI pledged all of the capital stock of Eon Labs, Inc. owned by it as collateral for such guarantee. In June 2002, all outstanding amounts under the loan agreement were repaid and the loan agreement and the pledge and security agreements were terminated.

On December 6, 2000, the Company entered into an unsecured loan agreement with Hexal AG that provided loans to the Company up to a maximum amount of $8 million. Either party could terminate the Agreement upon three months notice. Interest on advances was calculated based on the LIBOR rate in effect on December 30 of the preceding year plus 1.75%. On December 8 and December 11, 2000, the Company borrowed $3 million and $4.5 million, respectively, which was paid in 2001. This agreement has been terminated.

9. Accrued Liabilities

Accrued liabilities include the following:

	December 31,	
	2003	2002
Payroll, vacation and related costs	$ 3,980	$ 3,065
Income taxes payable	2,056	375
Liabilities for customer returns, credits and other allowances	73,584	36,960
Accrued legal costs	3,289	1,495
Other liabilities	6,317	6,890
	$89,226	$48,785

10. Commitments and Contingencies

Lease Commitments

The Company has obligations under various non-cancelable operating leases for certain automobiles and office equipment that have terms in excess of one year. Minimum lease payments for years 2004 through 2007 are $38, $33, $29 and $10, respectively. For the years ended December 31, 2003, 2002 and 2001, expenses under operating leases were approximately $41, $37 and $45, respectively.

Other Commitments

The Company has open purchase orders as of December 31, 2003 of approximately $67 million, including approximately $59 million relating to inventory. The balance is attributable to non-inventory items, including fixed assets, research and development materials, supplies and services.

The Company has agreed to purchase research and development services from its consolidated variable interest entity of approximately $1.1 million, $1.6 million, $1.9 million, $1.9 million, and $1.4 million, in each of the years 2004 through 2008, respectively. The Company paid this entity $0.7 million for such services in 2003. In addition, third-party shareholders of this entity have the right to require the Company to purchase their shares after November 2007 based on a formula as provided for in the Shareholder Agreement.

Line of Credit

On February 8, 2002, the Company entered into a three-year $25 million credit agreement, which is collateralized by accounts receivable and inventory. Interest on any borrowing under the line will accrue at the rate of interest equal to either the adjusted LIBOR rate plus 1.5%, the prime rate or the fixed rate (as set by the bank). The rate will depend upon the terms of the selected borrowings. The agreement has covenants which require the maintenance of certain financial ratios including leverage, consolidated debt and asset coverage, as defined. At December 31, 2003 and 2002, there were no outstanding borrowings under the line of credit.

Medicaid Rebates

The Omnibus Budget Reconciliation Act of 1990, effective January 1, 1991, requires drug companies to enter into a rebate agreement with the Health Care Financing Administration of the Federal government. The rebate agreement states that drug companies must pay rebates to states for drugs (prescription, non-prescription or biological products) sold to Medicaid recipients. At December 31, 2003 and 2002, $4.0 million and $4.1 million, respectively, are included in accrued liabilities as the estimated liability for Medicaid rebates.

The Attorneys General in at least six states sent letters to numerous pharmaceutical manufacturers during December 2003 instructing them to maintain all records relating to their reporting of pricing information under the Medicaid Drug Rebate Statute. The letters state that the document retention demand is in furtherance of an ongoing investigation of the manufacturers' compliance with Medicaid drug rebate program requirements. The Company received letters from some, but not all, of the states believed to be involved. The Company believes these letters may have been motivated, at least in part, by a federal regulation published in August 2003 that, effective January 1, 2004, would have limited the document retention provisions under the federal Medicaid Drug Rebate Statute to three years unless the records are the subject of an audit or a government investigation of which the manufacturer is aware. That regulation was amended, effective January 6, 2004, to substitute a ten-year record retention requirement. The Company has not received any subpoenas, informal document requests, or any other communications from federal or state enforcement authorities that suggest an investigation of its Medicaid drug rebate reporting practices is under way. The Company believes it operates in compliance with the requirements of the Medicaid Drug Rebate Statute.

State Medicaid Claims

EHI purchased Major Pharmaceuticals, Inc. ("Major"), a distributor of drug products in 1991 and sold Major in 1995. At the time of the sale, EHI established an escrow account to cover any Medicaid drug rebate liabilities incurred by Major prior to the sale.

As of December 31, 2003, the recorded liability for such claims is $883, which management believes is adequate to resolve such matters. The Company has approximately $749 as of December 31, 2003, in an escrow account to fund any such claims.

11. Employee Benefit Plans

Savings Incentive Plan

The Company has a defined contribution Savings Incentive Plan (the "Savings Plan") which is offered to all eligible employees and is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible for participation at the start of any calendar quarter, provided the employee has attained 21 years of age. The Savings Plan provides an employer matching contribution which will begin at the start of the quarter coincident with or next following the one year anniversary of the participant's hire date in an amount as defined in the Savings Plan. The Savings Plan provides for matching contributions equal to 50% of the participant's contribution, to the extent that the participant's contributions do not exceed 6% of their compensation. The cash contributions to the Savings Plan in 2003, 2002, and 2001 were $235, $173 and $145, respectively.

Stock Appreciation Rights Plan

In June 1996, the Board of Directors adopted the Eon Labs, Inc. Stock Appreciation Rights Plan (the "Plan"), which provided for the issuance of up to 75,000 stock appreciation rights ("SARs") to employees, directors and consultants who were in a position to materially contribute to the long-term success of the Company. Upon exercise of any SAR, the grantee was entitled to receive an amount equal to the excess of (i) the fair market value (FMV) of one share of common stock on the last day of the Company's fiscal year immediately prior to such exercise, over (ii) the base value established upon the grant of such SAR.

Fair market value of the common stock on a given date was based, if listed on a national securities exchange or quoted in an interdealer quotation system, the last sales price or, if unavailable, the average of the closing bid and asked prices per share; or, if the common stock was not listed on a national securities exchange or quoted in an interdealer quotation system, the value was determined by the Board in good faith in its sole discretion.

Unless otherwise determined by the Board, the grants vested and became exercisable at the rate of 20% per year subject to the satisfaction of any performance goals with respect to such year, provided that the grantee remained an employee, director or consultant through the end of such year. Generally, once vested, SARs remained exercisable until the earlier of the termination of the grantee's employment or the tenth anniversary of the date the SAR is granted. The Company had the right, but not the obligation, to purchase from a grantee any or all shares of common stock acquired by a grantee upon the exercise of SARs at the FMV of such shares. SARs vested at the rate of 20% per year and vesting was not subject to the satisfaction of performance goals.

A summary of the Company's stock appreciation rights is as follows:

	Nine Months Ended September 30, 2001	
	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	66,875	$34.49
Granted	-	-
Exercised	(1,345)	14.58
Forfeited	(485)	54.85
Outstanding at end of period	65,045	$34.75
Exercisable at end of period	47,433	$28.06

Stock appreciation rights costs of $9.8 million were recognized in 2001.

Stock Option Plans

Effective September 30, 2001, the Company converted its SAR plan to a stock option plan (the "2001 Stock Option Plan") pursuant to provisions for such conversion in the SAR plan. In connection with the conversion, each outstanding SAR was converted into an option to purchase one share of common stock at an exercise price equal to the original base value of the SAR at date of grant.

As of the conversion date, the Company classified deferred compensation of $18,957 as additional paid-in capital. For option awards not fully vested as of September 30, 2001, the remaining unrecorded deferred compensation expense of $2,134 will be recognized over the remaining vesting period. The Company has amortized an additional $448, $1,154 and $348 of deferred compensation into expense for the years ended December 31, 2003, 2002 and 2001, respectively.

The 2001 Stock Option Plan provides for the granting of up to 3,000,000 options to purchase common stock, of which 28,600 are available for future grants at December 31, 2003. At the Company's Annual Meeting of Stockholders held on May 15, 2003, the Company's 2003 Stock Incentive Plan (the "2003 Stock Incentive Plan") was approved by the stockholders, making available the issuance of a maximum of 1,000,000 shares of common stock, provided that no more than 200,000 shares of common stock be issued to any one person pursuant to awards of options or stock appreciation rights during any one year. At December 31, 2003, there were no options granted under the 2003 Stock Incentive Plan. Stock options granted under the plans are exercisable for up to ten years following the date of grant. Vesting provisions are determined by the Compensation Committee of the Board of Directors.

A summary of the Company's stock options is as follows:

	Years Ended December 31,					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at beginning of year	**1,931,120**	**$ 5.81**	1,951,350	$ 1.16	-	$ -
SARs converted to options on October 1, 2001	**-**	**-**	-	-	65,045	34.75
Effect of stock split	**-**	**-**	-	-	1,886,305	1.16
Exercised	**(295,030)**	**1.93**	(517,380)	.74	-	-
Forfeited or cancelled	**(37,600)**	**12.17**	(15,000)	18.25	-	-
Granted	**560,500**	**35.09**	512,150	18.78	-	-
Outstanding at end of year	**2,158,990**	**$13.83**	1,931,120	$ 5.81	1,951,350	$ 1.16
Exercisable at end of year	**1,111,350**	**$ 2.58**	1,200,030	$ 1.16	1,449,390	$ .93

The following table summarizes options outstanding and exercisable at December 31, 2003:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.23	236,500	7.75	$ 0.23	236,500	$ 0.23
$ 1.20	461,250	7.75	$ 1.20	461,250	$ 1.20
$ 2.10	440,720	7.75	$ 2.10	330,500	$ 2.10
$18.25	350,820	8.50	$18.25	61,900	$18.25
$20.67	109,200	8.82	$20.67	21,200	$20.67
$35.01	550,500	9.68	$35.01	-	$ -
$39.68	10,000	9.79	$39.68	-	$ -
	2,158,990		$13.83	1,111,350	$ 2.58

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock-based compensation. In addition, the Company provides pro forma disclosure of stock-based compensation, as measured under the fair value requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and determined through the use of the Black-Scholes option pricing model. These pro forma disclosures are provided as required under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

The fair value of the options was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	0%	0%	0%
Volatility	45%	45%	0%
Risk-free interest rate	3.0% to 4.0%	3.0% to 4.0%	2.3% to 3.7%
Expected life	1 to 5 years	1 to 5 years	1 to 4 years

A reconciliation of the Company's net income to pro forma net income and the related pro forma earnings per share amounts, for the years ended December 31, 2003, 2002 and 2001, is provided below. For purposes of pro forma disclosure, stock-based compensation expense is recognized in accordance with the provisions of SFAS No. 123.

	2003	2002	2001
Net income, as reported	$70,135	$43,263	$15,791
Adjustment to net income for pro forma stock-based compensation expense, net of related tax effect	(823)	(225)	(4)
Pro forma net income	$69,312	$43,038	$15,787
As reported net earnings per share:			
Basic	$ 1.59	$ 1.62	$ -
Diluted	$ 1.55	$ 1.06	$ 0.49
Pro forma net earnings per share:			
Basic	$ 1.57	$ 1.62	$ -
Diluted	$ 1.53	$ 1.06	$ 0.49

12. Equity

Stock Splits

In May 2002, the Company effected a 30-for-1 stock split of the Company's preferred stock and the Company's non-voting common stock with no change in par value. Additional paid-in capital, preferred stock, common stock, per share and shares outstanding data in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been retroactively restated to reflect this stock split.

Also, in May 2002, the outstanding 30,000,000 preferred shares were converted to common stock. In addition, the Company changed the number of shares of authorized preferred stock to 5,000,000, increased the number of shares of authorized voting common stock to 70,000,000 and converted shares of non-voting common stock to shares of a single class of common stock.

Initial Public Offering and Stockholders' Equity

In June 2002, the Company completed its initial public offering of common stock, which resulted in net proceeds of $139,236 and the issuance of 10,200,813 shares of common stock. Upon the consummation of the Company's initial public offering, all of the previously outstanding shares of the Company's preferred stock were converted into 30,000,000 shares of common stock and warrants were exercised, resulting in the issuance of 1,680,528 shares of common stock. Immediately following the closing of the Company's initial public offering, debt of $25,178 due to Hexal AG was converted into 1,678,561 shares of common stock and debt of $66,942 due to Hexal AG was paid with the proceeds of the offering.

13. Litigation and Contingencies

Product Liability Litigation

Fen-phen Litigation

Since May 1997, the Company and certain of its customers have been named as defendants in numerous product liability lawsuits, some of which are class actions, filed in various state and federal courts in connection with its manufacture of Phentermine Hydrochloride. These lawsuits typically name as a defendant Wyeth (formerly American Home Products Corporation), the manufacturer of two anti-obesity drugs, Fenfluramine and Dexfenfluramine, and also name manufacturers, distributors and retailers of Phentermine. Fenfluramine and Phentermine were prescribed in combination in an off-label use commonly called "fen-phen," while Dexfenfluramine was generally prescribed alone, but occasionally in combination with Phentermine. In September 1997, the manufacturer of Fenfluramine and Dexfenfluramine agreed with the Food and Drug Administration ("FDA") to voluntarily withdraw both products from the market. The FDA has not requested that Phentermine be withdrawn from the market.

The plaintiffs in these cases (the "fen-phen cases") typically allege that the short- and long-term use of Fenfluramine in combination with Phentermine causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. Some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. Some actions seeking class certification ask for certain types of equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. Certain companies that distributed or sold the Company's Phentermine and are named as defendants in certain of these lawsuits seek a defense and indemnity from the Company.

During 2000, the United States District Court for the Eastern District of Pennsylvania, the federal court before which all federal cases were consolidated for discovery, found that proposed anti-Phentermine "causation" testimony by two expert witnesses was not supported by scientific evidence and thus would be barred. These two experts were the only "national" anti-Phentermine "causation" experts identified in the consolidated federal litigation, and were to have been "generic" experts in hundreds of cases. The Court's decision to substantially curb their testimony has resulted in many cases being dismissed. To date, there has been no scientific testimony accepted by any court that establishes a connection between the use of Phentermine either alone or in combination with Fenfluramine and/or Dexfenfluramine and the allegations made by plaintiffs in these lawsuits.

In late 1999, Wyeth, the major defendant in the fen-phen litigation and the former manufacturer of both Fenfluramine and Dexfenfluramine, announced a proposed settlement of all fen-phen claims against it nationwide (excepting only claims for certain serious medical conditions). The United States District Court for the Eastern District of Pennsylvania, which supervises discovery of all federal fen-phen cases in a consolidated multidistrict litigation (the "Fen-Phen MDL"), certified a nationwide settlement class and approved the proposed settlement, which became final in January 2002. This settlement has reduced the number of cases in which the Company and its distributors have been named as defendants.

As of December 31, 2003, the Company had been named and served in approximately 7,040 fen-phen product liability cases. More than 89% of these cases have been dismissed. Since the beginning of the fen-phen litigation, only one case has gone to trial with the Company and its distributors as defendants. In that case, the Company and all the Phentermine defendants, including other Phentermine manufacturers and distributors, were dismissed on motion before the presentation of any evidence.

While the number of lawsuits being filed has decreased substantially, the Company expects additional, similar lawsuits to be filed. The Company and its outside counsel believe that the Company has substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2003, there had been no finding of liability for fen-phen injury against the Company and no payment by the Company to settle any combination-related fen-phen lawsuit.

Phentermine Litigation

The Company has been named as a defendant in several cases in which the plaintiff alleges injury from the use of Phentermine alone, and in one instance the Company was named as a third-party defendant in a medical malpractice case in which negligent prescription of Phentermine was alleged. A number of these claims have been dismissed in the Company's favor, and as of December 31, 2003 only one such claim remained pending.

Because discovery has not been completed in this pending case, predicting the ultimate outcome of this action is not possible, and no provision for any liability has been reflected in the Company's financial statements. The Company believes it has substantial defenses to this claim.

Net sales of Phentermine by the Company for the years 2003, 2002 and 2001 were $11 million, $20 million and $38 million, respectively.

Defense/Indemnity Issues Related to Fen-phen and Phentermine Litigation

In or about April 2000, the Company exhausted its product liability insurance covering all combination-related Phentermine lawsuits and any non-combination Phentermine lawsuits resulting from claims regarding the ingestion of Phentermine prior to June 1998. Since that time, the Company has funded its own defense in such lawsuits. However, pursuant to an October 1999 settlement with an insurance carrier, the Company has made insurance coverage claims for fen-phen claims filed on or after June 22, 2003 which allege fen-phen use prior to June 1998. The Company has reached an agreement in principle with its insurer regarding these insurance claims that, if completed, will defray the future cost of the Company's fen-phen defense by approximately $1,400. Additionally, the Company has reached agreements under which the Company will fund or partially fund the defense of certain of its distributors, and to indemnify them provided certain conditions are met. Further, the Company has reached favorable defense/indemnity agreements with several retailers of Company Phentermine. Fen-phen and Phentermine litigation defense costs, and the costs of related defense agreements, are being expensed as incurred.

Other Product Liability Litigation

The Company has been named as a defendant in several other product liability lawsuits in which plaintiffs allege that Company-manufactured pharmaceuticals containing phenylpropanolamine (PPA) caused injury. PPA was removed from the market in 2000 at the FDA's request after a study appeared to show a potentially increased risk of hemorrhagic stroke in certain patient cohorts. The Company previously manufactured two low-volume prescription products that contained PPA that were discontinued in 1999 and 2000, respectively.

To date, the Company has been named in five lawsuits alleging injury or wrongful death from the use of Company-manufactured pharmaceuticals containing PPA. As of December 31, 2003, all but two PPA cases against the Company had been dismissed or discontinued. Discovery in these lawsuits is incomplete, and predicting the ultimate outcome of these actions is not possible. The Company believes its product liability insurance is adequate to cover existing PPA claims and, consequently, no provision for any liability has been reflected in the Company's financial statements.

Patent Infringement Litigation

On August 30, 2000, Novartis Pharmaceuticals Corporation ("Novartis") filed a complaint in the United States District Court for the District of Delaware alleging, among other things, that the Company's generic Cyclosporine product infringes a patent owned by Novartis. An adverse outcome in patent litigation with Novartis involving Cyclosporine capsules could result in the Company being unable to market this product which would materially harm its profits and cash flows and could result in the Company paying damages, costs, expenses, and fees that could have a material adverse impact on its financial performance. The Company's potential liability and expenses in this matter are not covered by insurance. In December 2002, the United States District Court for the District of Delaware granted the Company's motion for summary judgment of non-infringement of the patent. Novartis has appealed the judgment to the United States Court of Appeals for the Federal Circuit. The appeal was argued in November 2003 and the Company is currently awaiting the court's decision. The ultimate outcome of this lawsuit cannot be determined at this time.

In January 2001, Apotex, Inc. ("Apotex") filed an action in the United States District Court for the Eastern District of New York alleging that by manufacturing, selling and offering to sell Cyclosporine capsules the Company is infringing a patent of which Apotex alleges it is the exclusive licensee. Apotex seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Apotex should therefore be awarded the attorney fees it has incurred and treble damages in the action. The Company's potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in the Company being unable to market Cyclosporine, which could materially harm profits and cash flows, and could result in paying damages, costs, expenses and fees that could have a material adverse impact on the Company's financial performance.

The Company has denied that it has infringed any valid patent claims asserted by Apotex, has alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, sale or offer to sell its Cyclosporine capsules.

In November 2000, Glaxo Wellcome Inc. ("Glaxo") filed suit against the Company in the U.S. District Court for the Southern District of New York alleging infringement of two patents based on the Company's filing of an ANDA to market generic Bupropion Hydrochloride 100mg and 150mg ER (extended release) tablets. In August 2002, the court held that one of Glaxo's patents was invalid and Glaxo subsequently withdrew its appeal from that decision. A trial was held during December 2003 on the remaining patent. The trial court has not yet issued its decision.

In January 2004, the Company began selling Bupropion Hydrochloride 100mg ER tablets. Subsequently, the U.S. Court of Appeals for the Federal Circuit ruled against Glaxo in a related case with nearly identical facts, and that ruling should also be dispositive of Glaxo's claim against the Company. Glaxo has moved for rehearing of that decision and has indicated that if its application for rehearing is denied it will seek review of the decision by the Supreme Court. A reversal of the decision by either the Circuit Court or the Supreme Court could adversely affect the outcome of Glaxo's suit against the Company, and could result in the Company being enjoined from marketing Bupropion Hydrochloride 100mg ER tablets; materially harm profits and cash flows; and result in paying damages, costs, and fees that could have a material adverse impact on the Company's financial performance.

In addition, the Company has been named in several other patent infringement actions alleging that the Company has infringed patents by filing an application with the FDA for approval to market products before the plaintiffs' patents expire. In general, plaintiffs seek judgments precluding the FDA from approving the Company's application to market the product before their patent expires and have asserted claims that the alleged infringement was willful, that the action is therefore exceptional and that plaintiffs should therefore be awarded the attorney fees they have incurred in the action.

The Company and its outside counsel believe that the Company has substantial defenses and counterclaims to these above patent infringement actions, though the ultimate outcome cannot be determined.

Because predicting the ultimate outcome of these actions is not possible, no provision for any liability has been reflected in the Company's financial statements.

In November 2001, Organon, Inc. ("Organon") sued the Company in the U.S. District Court for the District of New Jersey for patent infringement based on the Company filing an ANDA to market generic tablets containing Mirtazapine, but no other active ingredients. Organon agreed to dismiss the suit, and the Company began selling products containing Mirtazapine in June 2003.

Nabumetone Settlements

In August 2001, the Company was successful in defending itself in the United States District Court for the District of Massachusetts against a patent infringement claim involving Nabumetone. At the conclusion of the trial, the Company filed a motion to recover the legal fees it incurred in defending the action. The motion was stayed pending the appeal of the District Court's ruling. The Court of Appeals affirmed the District Court decision in August 2002. In May 2003, the Company and the original plaintiff reached agreement regarding the Company's motion to recover legal fees. Under the agreement the Company was reimbursed $3.5 million for legal fees it had incurred in defending itself. The $3.5 million recovery of legal fees has been reflected in other selling, general and administrative expenses.

In February 2004, the Company received $10 million to settle all litigation with GlaxoSmithKline related to Nabumetone, which will be recorded in income in 2004.

Other Litigation

The Company is in other litigation incidental to its business activities. The ultimate disposition of such lawsuits will not materially affect the Company's financial statements.

Contingencies

With respect to environmental clean-up liability, the Company received an inquiry from the United States Environmental Protection Agency ("EPA") in 2002 concerning the Company's relationship as a possible successor to a party that may be among a substantial number of parties liable for cleanup of the Mattiace Petrochemical Superfund site, a contaminated site currently being addressed by the EPA at a cost estimated by the EPA to be approximately $36.0 million. Based on information available at this time, the Company does not expect this matter to require significant capital expenditures or to have a material adverse effect on its earnings or competitive position.

14. Transactions Between the Company and Related Parties

The following is a summary of related party transactions with profit/loss implications:

	Years Ended December 31,		
	2003	2002	2001
Net sales to subsidiaries of Hexal AG	**$ 883**	$ 113	$ 365
Reimbursement of other expenses	**(86)**	(100)	126
Transfers of products and supplies to subsidiaries of Hexal AG	**-**	-	15
Purchase of products and supplies from subsidiaries of Hexal AG	**(1,031)**	(849)	(617)
Cyclosporine agreements with Hexal AG(a)	**(5,878)**	(4,026)	(3,923)
Reimbursements to Hexal AG for shared bioequivalency studies	**-**	-	(140)
Interest on intercompany loans from Hexal AG	**-**	(2,463)	(6,674)
Milestone payments under development contracts	**(1,300)**	-	-

(a) Under agreements with Hexal AG, the Company pays Hexal AG based on sales of a specific product, which was developed using Hexal AG's patented technology.

In 2002 and 2001, HPI was a party to certain research and development contracts with third parties for which Hexal AG loaned $0.7 million and $1.6 million, respectively, to HPI for the payment of its obligations. During 2002, the research and development contracts, which were unrelated to the Company's business, were transferred to an entity unrelated to the Company.

At December 31, 2003 and 2002, the Company had a payable to Hexal AG of approximately $1.1 million and $2.4 million, respectively, included in accrued liabilities.

At December 31, 2003 and 2002, the Company had receivables from subsidiaries of Hexal AG of approximately $0.1 million and $0.3 million, respectively, included in prepaid expenses and other current assets.

15. Selling, General and Administrative Expenses

Included in selling, general and administrative expenses were legal defense costs for Phentermine litigation of approximately $2.6 million, $3.4 million and $6.1 million for the years 2003, 2002 and 2001, respectively.

Included in selling, general and administrative expenses for the years ended December 31, 2003, 2002 and 2001 were approximately $5.6 million (net of $3.5 million recovery), $6.3 million and $4.9 million, respectively, of legal costs incurred in connection with patent challenges involving drugs manufactured and sold by other companies.

Allowance for doubtful accounts was $1.5 million and $1.0 million at December 31, 2003 and 2002, respectively. In 2003, the Company made a provision of $0.5 million for potential bad debts related to one customer. In 2002 and 2001, the Company neither made any additional provision nor wrote-off any bad debts.

16. Other Supplemental Cash Flow Information

Other supplemental cash flow information is as follows:

	December 31,	
	2003	2002
Non-cash financing activities:		
Conversion of preferred stock	**-**	$300
Exercise of warrants	**-**	17
Issuance of common stock to repay loans and advances to Hexal AG	**-**	25,178

17. Unaudited Quarterly Financial Data

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$70,857	$78,681	$85,011	$94,989
Gross profit	$38,412	$41,600	$47,575	$51,324
Net income	$15,107	$18,032	$17,819	$19,177
Earnings per share(1)				
Basic	$ 0.34	$ 0.41(2)	$ 0.40	$ 0.43
Diluted	$ 0.33	$ 0.40(2)	$ 0.39	$ 0.42

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$48,198	$52,000	$75,351	$68,720
Gross profit	$23,213	$28,303	$40,270	$33,892
Net income	$ 6,346	$ 9,504	$14,183	$13,230
Earnings per share(1)				
Basic	$ -	$ 0.51	$ 0.33	$ 0.30
Diluted	$ 0.19	$ 0.25	$ 0.31	$ 0.29

(1) The sum of earnings per share for the four quarters may not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

(2) Includes recovery of $3.5 million of legal fees or $0.05 per share.

MARKET INFORMATION

The Company's common stock is listed on The Nasdaq National Market and began trading under the symbol ELAB on May 23, 2002. As of the close of business on March 8, 2004, there were approximately 17 holders of record of the Company's common stock. The following table sets forth the high and low sales prices of the common stock for the fiscal periods indicated, as reported on The Nasdaq National Market:

2003	High	Low
First Quarter	$26.97	$19.96
Second Quarter	$37.17	$26.74
Third Quarter	$41.75	$30.17
Fourth Quarter	$54.77	$38.14

2002		
First Quarter	N/A	N/A
Second Quarter(1)	$18.00	$14.50
Third Quarter	$23.29	$12.70
Fourth Quarter	$25.38	$17.56

(1) Initial trading began on May 23, 2002.

The Company did not pay cash dividends on its common stock in 2003 and 2002 and does not intend to pay any cash dividends in the foreseeable future.

CORPORATE INFORMATION

DIRECTORS

Frank F. Beelitz [1]
General Partner,
Beelitz & Cie

Bernhard Hampl, Ph.D. [2]
President and
Chief Executive Officer,
Eon Labs, Inc.

Douglas M. Karp [1,2]
Managing Partner
and Co-Chief Executive Officer,
Tailwind Capital Partners

Mark R. Patterson [1,2]
Chairman,
MatlinPatterson Global
Advisors LLC

Thomas Strüngmann, Ph.D. [2]
Chairman of the Board of
Directors
Co-Chief Executive Officer
and Co-President,
Hexal AG

(1) Audit Committee Member
(2) Compensation Committee Member

CORPORATE OFFICERS

Bernhard Hampl, Ph.D.
President and
Chief Executive Officer

Jeffrey S. Bauer, Ph.D.
Vice President,
Business Development

Pranab K. Bhattacharyya, Ph.D.
Vice President,
Quality Management
and Analytical Services

Sadie M. Ciganek
Vice President,
Regulatory Affairs

Frank J. Della Fera, R.Ph.
Vice President,
Sales and Marketing

William B. Eversgerd
Vice President,
Plant Facilities

David H. Gransee
Controller and Assistant Secretary

William F. Holt
Vice President, Finance,
Secretary, Treasurer and
Chief Financial Officer

Rathnam Kumar
Vice President,
Manufacturing

Leon Shargel, Ph.D., R.Ph.
Vice President,
Biopharmaceutics

Nitin V. Sheth, Ph.D.
Vice President,
Research and Development

CORPORATE ADDRESS

Eon Labs, Inc.
227-15 North Conduit Avenue
Laurelton, N.Y. 11413
Tel.: 718-276-8600
Fax: 718-276-1735
www.eonlabs.com

Common Stock
Stock Symbol: ELAB
Exchange: NASDAQ

Stock Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, N.Y. 10038

Annual Meeting of Stockholders
May 28, 2004 at 10:00 a.m.
The Westin New York
270 West 43rd Street
New York, NY 10036

Independent Auditors
PricewaterhouseCoopers, LLP
New York, New York

10-K Report
Eon Labs' Form 10-K is available at no cost, on the Company's website at www.eonlabs.com, or by writing to the Investor Relations Department at the Laurelton, New York address.

Eon Labs

The Pharmacy Drug Company

Eon Labs, Inc.
227-15 North Conduit Avenue
Laurelton, N.Y. 11413
718-276-8600
www.eonlabs.com